Exhibit 22.1

List of Subsidiary Guarantors

    As of December 31, 2025, the 5.450% Senior Notes due 2027 and the 5.800% Senior Notes due 2034 issued by AGCO Corporation are guaranteed by the following direct and indirect subsidiaries of AGCO Corporation:

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
AGCO International Holdings B.V.	The Netherlands
AGCO International GmbH	Switzerland
Massey Ferguson Corp.	Delaware